FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* **Anderson, Tom**	2. Issuer Name and Ticker or Trading Symbol **PremierWest Bancorp PRWT**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) **503 Airport Road** (Street) **Medford, OR 97501**	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	_____ Director _____ 10% Owner **X** Officer (give title below) _____ Other (specify below) **Chief Financial Officer**
	4. Statement for Month/Year December 4, 2002	
	5. If Amendment, Date of Original (Month/Year) **10/23/2002**	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock							18,000.00	I	By IRA

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)

SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (030102) (right to buy)	$5.46	03/15/2002	A	V	15,750.00		(1)	02/28/2012	**Common Stock**	15,750.00		15,750.00	D	
Stock Option (062002v) (right to buy)	$7.06	06/20/2002	A	V	4,000.00		(2)	06/20/2012	**Common Stock**	4,000.00		4,000.00	D	

Explanation of Responses: **This amended Form 4 is filed for the purpose of recording the 5% stock dividend awarded 6/01/02 which was not reflected on the stock options.**

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      See Instruction 6 for procedure.

 Potential persons who are to respond to the collection of information contained in this form are not
 required to respond unless the form displays a currently valid OMB number.

/s/Cliff E. Spender   **12/04/2002**

** Signature of Reporting Person   Date

Cliff E. Spencer, Attorney-in-Fact for
Tom Anderson

Form 4

December 4, 2002

Anderson, Tom

503 Airport Road

Medford, OR 97501

Explanation of responses:

(1)   Beginning on the third anniversary of the grant date, the options vest 5,000 shares in 2005, 2,500 shares in 2006, 3,000 shares in 2007 3,000 shares in 2008 and 2,500 shares in 2009.

(2)   Beginning on the first anniversary of the grant date, the options vest 20% each year.